FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

November 17, 2009

Item 3: News Release:

A news release dated and issued on November 17, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Non-brokered Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, November 17th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce the combination of a non-brokered Flow-Through Unit private placement and a non-brokered Ordinary Unit private placement for up to $3,000,000.

The Flow-Through Units will be issued at a price of $0.21 per unit.  Each Flow-Through unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from the close of the Flow-Through Unit private placement.

The Ordinary Units will be issued at a price of $0.175 per unit.  Each regular unit will consist of one common share of the Company and one share purchase warrant.  Each warrant will be exercisable into one common share of the Company at a price of $0.28 per share for a period of 24 months from the close of the Ordinary Unit private placement.

The proceeds from the unit offerings will be utilized for uranium exploration in Canada and for general corporate purposes.  Finders fees may be payable in connection with these proposed placements.  The above private placement is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of November 2009.